Exhibit 99.1

Affimed N.V.

Unaudited consolidated interim statements of comprehensive income / (loss)

(in € thousand)

		For the three months ended September		For the nine months ended September
	Note	2022	2021	2022	2021
Revenue	3	14,888	8,662	30,195	30,028
Other income – net		118	231	642	710
Research and development expenses		(26,126)	(20,621)	(65,333)	(53,826)
General and administrative expenses		(8,089)	(6,841)	(23,509)	(16,766)

Operating loss		(19,209)	(18,569)	(58,005)	(39,854)
Finance income / (costs) – net	4	2,719	1,474	5,443	5,421

Loss before tax		(16,490)	(17,095)	(52,562)	(34,433)
Income taxes		0	0	(2)	(2)

Loss for the period		(16,490)	(17,095)	(52,564)	(34,435)

Other comprehensive income / (loss)
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI – net change in fair value	5	(73)	(3,489)	(6,846)	(8,838)

Other comprehensive income / (loss)		(73)	(3,489)	(6,846)	(8,838)

Total comprehensive income / (loss)		(16,563)	(20,584)	(59,410)	(43,273)

Basic and diluted earnings / (loss) per share in € per share (undiluted = diluted)		(0.11)	(0.14)	(0.38)	(0.29)
Weighted number of common shares outstanding		149,339,335	119,786,695	140,036,614	118,545,453

The Notes are an integral part of these condensed consolidated interim financial statements.

Affimed N.V.

Consolidated interim statements of financial position

(in € thousand)

	Note	September 30, 2022	December 31, 2021
		(unaudited)
ASSETS
Non-current assets
Intangible assets		1,555	1,607
Leasehold improvements and equipment		3,584	3,814
Long-term financial assets	6	0	12,348
Right-of-use assets		710	972

		5,849	18,741
Current assets
Cash and cash equivalents		222,895	197,630
Trade and other receivables	7	1,691	4,809
Inventories		673	421
Assets held for sale	5	1,731	0
Other assets and prepaid expenses	8	3,560	3,534

		230,550	206,394
TOTAL ASSETS		236,399	225,135
EQUITY AND LIABILITIES
Equity
Issued capital		1,493	1,234
Capital reserves		578,390	474,087
Fair value reserves		(5,954)	(5,973)
Accumulated deficit		(392,826)	(333,397)

Total equity	9	181,103	135,951
Non current liabilities
Borrowings	11	13,027	17,060
Contract liabilities	3	1,238	7,209
Lease liabilities		203	368

Total non-current liabilities		14,468	24,637
Current liabilities
Trade and other payables		15,078	18,860
Borrowings	11	4,957	580
Lease liabilities		541	683
Contract liabilities	3	20,252	44,424

Total current liabilities		40,828	64,547
TOTAL EQUITY AND LIABILITIES		236,399	225,135

The Notes are an integral part of these condensed consolidated interim financial statements.

Affimed N.V.

Unaudited consolidated interim statements of cash flows

(in € thousand)

		For the nine months ended September 30,
	Note	2022	2021
Cash flow from operating activities
Income / (loss) for the period		(52,564)	(34,435)
Adjustments for the period:
- Income taxes		2	2
- Depreciation and amortization		1,066	935
- Net gain / loss from disposal of leasehold improvements and equipment		0	(2)
- Share-based payments	10	14,779	8,117
- Finance income / costs – net	4	(5,443)	(5,421)

		(42,160)	(30,804)
Change in trade and other receivables		3,118	(1,320)
Change in inventories		(252)	(446)
Change in other assets and prepaid expenses		(26)	1,064
Change in trade, other payables, provisions and contract liabilities		(33,888)	(26,802)

		(73,208)	(58,308)
Interest received		228	0
Paid interest		(950)	(647)
Paid income tax		(2)	(2)

Net cash used in operating activities		(73,932)	(58,957)

Cash flow from investing activities
Purchase of intangible assets		(30)	(5)
Purchase of leasehold improvements and equipment		(263)	(1,527)
Cash received from the sale of financial assets	5	3,772	0

Net cash used for investing activities		3,479	(1,532)

Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share-based payment awards		95,907	103,379
Transaction costs related to issue of common shares		(6,159)	(6,548)
Proceeds from borrowings	11	0	10,000
Transaction costs related to borrowings		0	(236)
Repayment of lease liabilities		(538)	(372)
Repayment of borrowings	11	(70)	(69)

Cash flow from financing activities		89,140	106,154

Exchange-rate related changes of cash and cash equivalents		6,578	6,223
Net changes to cash and cash equivalents		18,687	45,665
Cash and cash equivalents at the beginning of the period		197,630	146,854

Cash and cash equivalents at the end of the period		222,895	198,742

The Notes are an integral part of these condensed consolidated interim financial statements.

Affimed N.V.

Unaudited consolidated interim statements of changes in equity

(in € thousand)

		Issued capital	Capital reserves	Fair Value reserves	Accumulated deficit	Total equity
	Note
Balance as of January 1, 2021		983	345,164	1,720	(275,874)	71,993

Issue of common shares		205	94,138			94,343
Exercise of share-based payment awards		10	2,667			2,677
Equity-settled share-based payment awards			8,117			8,117
Loss for the period					(34,435)	(34,435)
Other comprehensive loss				(8,838)		(8,838)

Balance as of September 30, 2021		1,198	450,086	(7,118)	(310,309)	133,857

Balance as of January 1, 2022		1,234	474,087	(5,973)	(333,397)	135,951

Issue of common shares	9	259	89,423			89,682
Exercise of share-based payment awards			101			101
Equity-settled share-based payment awards	10		14,779			14,779
Transfer of cumulative loss on sale of financial assets	5			6,865	(6,865)	0
Loss for the period					(52,564)	(52,564)
Other comprehensive loss				(6,846)		(6,846)

Balance as of September 30, 2022		1,493	578,390	(5,954)	(392,826)	181,103

The Notes are an integral part of these condensed consolidated interim financial statements.

1.	Reporting entity

Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands, registered with the trade register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel) under number 60673389.

The condensed consolidated interim financial statements are comprised of Affimed N.V. and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic, and Affimed Inc., Delaware, USA (collectively “Affimed”, the “Company” or the “Group”).

Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. The Group’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. Affimed has its own research and development programs, strategic collaborations and service contracts, where the Group is performing research services for third parties.

2.	Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The condensed consolidated interim financial statements (referred to as the “interim financial statements”) for the three and nine months ended September 30, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the consolidated annual financial statements and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as of December 31, 2021.

The interim financial statements were authorized for issuance by the management board of the Company (the “Management Board”) on November 15, 2022.

Loss per share

Loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

As of September 30, 2022, the Group has granted 18,107,777 options and warrants in connection with share-based payment programs (see note 10) and certain loan agreements, which could potentially have a dilutive effect but were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Company’s accounting policies were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2021.

Functional and presentation currency

These interim financial statements are presented in Euro. The functional currency of the Group’s subsidiaries is also the Euro. All financial information presented in Euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2021.

New standards and amendments to standards

The following new standards and amendments to standards have not been applied in preparing these interim financial statements.

Standard/interpretation	Effective Date[1]
Amendments to IAS 1 Presentation of Financial Statements:
Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies	January 1, 2023
Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

The amended standards are not expected to have a significant effect on the interim financial statements of the Group.

Fair Value Measurement

All assets and liabilities for which fair value is recognized in the interim financial statements are classified in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

•	Level 1 – Prices for identical assets or liabilities quoted in active markets (non-adjusted);

•	Level 2 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is directly or indirectly observable for on the market; and

[1]	Shall apply for periods beginning on or after the date shown in the effective date column.

•	Level 3 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is not directly or indirectly observable for on the market.

The carrying amount of all trade and other receivables, other assets and prepaid expenses, certificates of deposit, cash and cash equivalents, trade and other payables and loans is a reasonable approximation of the fair value and, therefore, information about the fair values of those financial instruments has not been disclosed. The measurement of the fair value of preferred and common shares in other companies held by the group is based on level 1 and 3 inputs (see notes 5 and 6). The Group recognises transfers between levels of the fair value hierarchy as the date at which the change has occurred.

3.	Revenue

Collaboration with Genentech Inc.

In August 2018, Affimed entered into a strategic collaboration agreement with Genentech Inc. (Genentech), headquartered in South San Francisco, USA. Under the terms of the agreement, Affimed is providing services related to the development of novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Under the terms of the agreement, Affimed received $96.0 million (€83.2 million) in initial upfront and committed funding on October 31, 2018.

The Group recognized €9.9 million and €17.1 million as revenue during the three and nine months ended September 30, 2022 (2021: €3.8 million and €15.8 million). As of September 30, 2022, the Group held contract liabilities of €3.1 million (December 31, 2021: €20.2 million), which will be recognized as revenue in subsequent periods.

Under the terms of the agreement, Affimed is eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones. Affimed is also eligible to receive royalties on any potential sales.

Collaboration with Roivant Sciences Ltd.

On November 9, 2020, Affimed and Pharmavant 6 GmbH, a subsidiary of Roivant Sciences Ltd. (Roivant), announced a strategic collaboration agreement which grants Roivant a license to the preclinical molecule AFM32. Under the terms of the agreement, Affimed received $60 million in upfront consideration, comprised of $40 million in cash and pre-funded research and development funding, and $20 million of common shares in Roivant. Affimed is eligible to receive additional proceeds in the form of option fees contingent on the commencement of additional programs contemplated under the agreement. The Company is eligible to receive up to an additional $2 billion in milestones over time upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.

The Group recognized €5.0 million and €12.9 million as revenue during the three and nine months ended September 30, 2022 (2021: €4.5 million and €13.4 million). As of September 30, 2022, the Group held contract liabilities of €18.4 million (December 31, 2021: €31.3 million), which will be recognized as revenue in subsequent periods as services are provided.

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	September 30, 2022	December 31, 2021
Receivables	36	150
Contract liabilities	21,490	51,633

An amount of €14.9 million and €30.2 million recognized in contract liabilities at the beginning of the period has been recognized as revenue during the three and nine months ended September 30, 2022.

The remaining performance obligations as of September 30, 2022 are approximately €21.5 million and are expected to be largely recognized as revenue over the next 12 months (€20.3 million), with a smaller portion being realized thereafter (€1.2 million).

Disaggregation of revenue

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Geographic information
Revenue:
Germany	0	220	151	678
USA	14,888	8,442	30,044	29,350

	14,888	8,662	30,195	30,028

Major service lines:
Collaboration revenue	14,888	8,327	30,041	29,215
Service revenue	0	335	154	813

	14,888	8,662	30,195	30,028

Timing on revenue recognition:
Point in time	0	160	0	340
Over time	14,888	8,502	30,195	29,688

	14,888	8,662	30,195	30,028

4. Finance income and finance costs

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Interest SVB Loan Agreement	(408)	(212)	(1,167)	(493)
Foreign exchange differences	3,009	1,809	6,577	6,222
Other finance income/finance costs—net	118	(123)	33	(308)

	2,719	1,474	5,443	5,421

5. Assets held for sale

The Group holds common shares in Roivant and made a strategic decision in June 2022 to dispose of this investment in tranches within the next 12 months. During the three and nine months ended September 30, 2022, Affimed sold 511,506 and 863,547 of these shares (representing 37% and 62% of the total shares held) at a weighted average selling price of €4.41 ($4.46) and €4.37 ($4.49) resulting in net proceeds of €2.3 million and €3.8 million, respectively. The cumulated loss on sale for the three and nine months ended September 30, 2022 of €4.0 million and €6.9 million was reclassified within equity from the fair value reserve to the accumulated deficit. The quoted market price for Roivant’s common shares declined in the three months ended September 30, 2022, resulting in a decline in the fair value of €0.1 million recognized in other comprehensive income. As of September 30, 2022, the Group’s investment in Roivant had a fair value of €1.7 million.

6. Long-term financial assets

The Group holds preferred shares in Amphivena, which are currently recognized at their fair value of nil. The impairment of the asset was recognized in 2021 based on the decision made by the board of Amphivena to wind down the company. Based on current information, we continue to estimate that the fair value remains at nil (December 31, 2021: nil).

As of December 31, 2021, the long-term financial assets included the Group’s investment in Roivant at its fair value of €12.3 million. The common shares held in Roivant have been reclassified as assets held for sale (refer to note 5) as part of a strategic decision was taken in June 2022 to sell the shares held.

7. Trade and other receivables

The trade receivables as of September 30, 2022, were €36 (December 31, 2021: €150). These trade receivables are all due in the short-term, do not bear interest and are not impaired. Other receivables are all due within the short-term and mainly comprise value-added tax receivables of €0.8 million (December 31, 2021: €2.7 million).

8. Other assets and prepaid expenses

The other assets and prepaid expenses as of September 30, 2022 of €3.6 million (December 31, 2021: €3.5 million) are short-term in nature, do not bear interest and are not impaired. The other assets and prepaid expenses mainly comprise a prepayment of €1.7 million (December 31, 2021: €2.9 million) for the reservation of manufacturing capacity, €0.3 million (December 31, 2021: €0 million) as prepayment for manufacturing activities and a directors and officers’ liability insurance premium of €0.8 million (December 31, 2021: €0 million).

9. Equity

As of September 30, 2022, the share capital of €1,493 (December 31, 2021: €1,234) is comprised of 149,339,335 (December 31, 2021: 123,419,772) common shares with a par value of €0.01 per share.

In November 2021, the Company entered into an agreement for a new at-the-market (“ATM”) program providing for sales over time of up to $100 million of its common shares.

On April 18, 2022, the Company closed its public offering of 22,500,000 common shares, at the public offering price of $4.00 per share. The exercise of the underwriters’ option to purchase over-allotment shares brought the total number of common shares sold by Affimed to 25,875,000. The public offering generated net proceeds of €89.8 million ($97.1 million), after deducting €5.9 million ($6.4 million) in underwriting commissions and other offering expenses.

10. Share-based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014). Under this program, the Company granted awards to certain members of the Management Board, certain members of the Company’s supervisory board (the “Supervisory Board”), non-employee consultants and employees.

Share-based payments with service condition

The majority of the awards vest in instalments over three years and can be exercised up to 10 years after the grant date. The Group granted 131,000 and 4,688,100 awards in the three and nine months ended September 30, 2022 to employees, members of the Management Board and members of the Supervisory Board. Fair value of the awards at grant date in the three and nine months ended September 30, 2022 amounts to €0.3 million ($0.3 million) and €13.7 million ($15.3 million). 43,543 and 143,134 ESOP 2014 awards were cancelled or forfeited and 43,440 options were exercised at a weighted-average share price of $2.52 during the nine months ended September 30, 2022; no options were exercised during the three months ended September 30, 2022. A total of 15,176,527 (December 31, 2021: 10,675,001) ESOP 2014 options were outstanding, and 7,897,157 awards (December 31, 2021: 5,422,591) had vested. The options outstanding as of September 30, 2022 had an exercise price in the range of $1.30 to $13.47 and a weighted average remaining contractual life of 7.7 years (December 31, 2021: 7.7 years) and a weighted average exercise price of $4.95.

Share-based payments with market condition

During the three and nine months ended September 30, 2022, the Company issued nil and 2,825,000 options, respectively, with market-based performance conditions to members of the Management Board and employees. Each grant consists of three tranches, whereby one-third of the total grant will vest when the volume-weighted average share price over the preceding thirty trading days reaches $12.00, $15.00, and $18.00, respectively. Except with respect to a change of control, these options shall not vest before the first anniversary of the grant date. Fair value of the awards at grant date in the nine months ended September 30, 2022 amounts to €2.9 million ($3.2 million) and the contractual lifetime of the options is two years. Any unvested awards on the date that is two years following the grant date will be cancelled.

Share-based payment expense

In the three and nine months ended September 30, 2022, compensation expense of €4,907 and €14,779 was recognized affecting research and development expenses (€2,696 and €7,889) and general and administrative expenses (€2,211 and €6,890). In the three and nine months ended September 30, 2021, compensation expense of €3,426 and €8,117 was recognized affecting research and development expenses (€1,661 and €3,941) and general and administrative expenses (€1,760 and €4,176).

Fair value measurement

The fair value of options with service conditions was determined using the Black-Scholes-Merton valuation model. The significant inputs into the valuation model are as follows (weighted average):

	September 30, 2022	September 30, 2021
Fair value at grant date	$3.27	$6.70
Share price at grant date	$4.40	$8.41
Exercise price	$4.40	$8.41
Expected volatility	90%	95%
Expected life	5.87	5.86
Expected dividends	0.00	0.00
Risk-free interest rate	2.24%	1.12%

The fair value of options with market conditions was determined using a Monte Carlo simulation. The significant inputs into the valuation model are as follows (weighted average):

September 30, 2022
Fair value at grant date	$1.13
Share price at grant date	$4.58
Exercise price	$4.58
Expected volatility	70%
Expected life	2.00
Expected dividends	0.00
Risk-free interest rate	2.41%

Expected volatility is estimated based on the observed daily share price returns of Affimed measured over a historic period equal to the expected life of the awards.

The risk-free interest rates are based on the yield to maturity of U.S. Treasury strips (as best available indication for risk-free rates), for a term equal to the expected life, as measured as of the grant date.

11. Borrowings

Silicon Valley Bank

In January 2021, the Group entered into a new loan agreement with Silicon Valley Bank German Branch (SVB), which provides Affimed with up to €25 million in term loans in three tranches: €10 million available at closing, an additional €7.5 million upon the achievement of certain conditions, including milestones related to Affimed’s pipeline and market capitalization, and a third tranche of €7.5 million upon the achievement of certain additional conditions related to Affimed’s pipeline and liquidity. The first tranche of €10 million was drawn in February 2021 and the second tranche of €7.5 million in December 2021. Pursuant to the terms of the agreement, the loans will bear interest at the greater of the European Central Bank Base Rate and 0%, plus 5.5%. Affimed is entitled to make interest only payments through December 1, 2022, or June 1, 2023 if Affimed draws on the third tranche of the loans. The loans will mature at the end of November 2025. As of September 30, 2022, the fair value of the liability did not differ significantly from its carrying amount (€17.8 million).

The loan is secured by a pledge of 100% of the Group’s ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the interim financial statements.

UniCredit Leasing CZ

In April 2019, the Group entered into a loan agreement with UniCredit Leasing CZ for €562. After an initial instalment of €127 in the second quarter of 2019, repayment is effected in monthly instalments of €8 until May 2024. As of September 30, 2022, an amount of €160 (December 31, 2021: €231) was outstanding, of which €96 was classified as current liabilities (December 31, 2021: €94). As of September 30, 2022, the fair value of the liability did not differ significantly from its carrying amount.

12. Related parties

The supervisory directors of Affimed N.V. received compensation in the amounts of €92 and €308 (€88 and €280) for their services on the Supervisory Board in the three and nine months ended September 30, 2022 (2021). Members of the Management Board received compensation in the amounts of €966 and €2,795 (€882 and €2,635) for their services on the Management Board in the three and nine months ended September 30, 2022 (2021).

The Company recognized share-based payment expenses of €241 and €1,239 (€238 and €589) for supervisory directors and €1,748 and €5,137 (€1,518 and €3,789) for managing directors in the three and nine months ended September 30, 2022 (2021).

The following table provides the total amounts of outstanding balances for supervisory board compensation and expense reimbursement related to key management personnel:

	Outstanding balances
	September 30, 2022	December 31, 2021
Adi Hoess	0	5
Thomas Hecht	18	19
Mathieu Simon	7	8
Ferdinand Verdonck [1]	0	(1)
Ulrich Grau	16	16
Bernhard Ehmer	10	20
Harry Welten	6	10
Annalisa Jenkins	8	9
Uta Kemmerich-Keil	15	19

[1]	Mr Verdonck left the Supervisory Board in June 2021.

13. Subsequent events

Subsequent to September 30, 2022 and through November 7, 2022, Affimed sold the remaining 523,934 shares held in Roivant generating total gross proceeds of $2.5 million.